June 21, 2011

By EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Messrs. Andrew D. Mew, Milwood Hobbs, Robert Babula and Charles Lee

Re:	Consolidated Edison, Inc.

Form 10-K for the year ended December 31, 2010

Filed February 22, 2011

Definitive Proxy Statement on Schedule 14A

Filed April 8, 2011

File No. 1-14514

Ladies and Gentlemen:

On June 8, 2011, we received a letter from the Commission’s Division of Corporation Finance containing comments on the above-referenced Consolidated Edison, Inc. (Con Edison) filings. Our responses to the comments are provided below following the Division’s comments.

Annual Report on Form 10-K for Fiscal Year Ended December 31, 2010

Item 8. Financial Statements and Supplementary Data, page 72

Notes to Consolidated Financial Statements, page 95

Note B – Regulatory Matters, page 100

Other Regulatory Matters, page 112

1.	Comment: Refer to your disclosure discussing the proceeding to examine the prudence of certain CECONY expenditures. Please explain to us how you assess the probability of provisional revenue which is collected, although subject to refund. Further, explain to us why the NYSPSC consultant’s $21 million provisional assessment would not establish a preliminary basis for recording a regulatory liability. Lastly, explain to us the status of the investigation up until the filing of your Form 10-K. In this regard, you disclose in October 2010, the NYSPSC consultant reported its $21 million provisional assessment. See paragraphs 1 and 2 of FASB ASC 980-605-30. You may also refer to FASB ASC 450-20-25-2. We may have further comment.

Response: Paragraph 1 and 2 of FASB ASC 980-605 indicate that for rate increases billed to customers before the regulator has ruled on the request, if the range of possible refund is wide and the amount of refund cannot be reasonably estimated, there may be a question about whether the provisional revenue should be recognized as income.

Consolidated Edison Company of New York, Inc. (CECONY) believes that it is appropriate to recognize the revenue collected subject to refund as revenue. The revenues collected were billed to customers in accordance with rate plans (described in Note B, Regulatory Matters – Rate Agreements) that had been adopted by the New York State Public Service Commission (NYSPSC). The NYSPSC has not made any determination that a refund will be required. In connection with the referenced proceeding and subsequent rate plans, the NYSPSC specified that an amount of revenues be collected subject to refund so that the revenues could be collected pursuant to a rate mechanism that preserves flexibility for the NYSPSC. Had the NYSPSC not made the revenues collected subject to refund, it may have been limited to a prospective revenue adjustment.

The amount of revenues collected subject to potential refund is not an estimate of, and is likely to be substantially in excess of, the amount of any potential refund. In the case of electric revenues, the NYSPSC made revenues that were already being collected subject to potential refund for purposes of the now completed 2005-2008 Capital Expenditure Review (described in Note B – Regulatory Matters – Rate Agreements – CECONY - Electric) also subject to potential refund in the referenced prudence proceeding. In the case of gas and steam revenues, the amount of revenues made subject to refund by the NYSPSC was based on an assumed percentage (25%) of CECONY payments to contractors for gas and steam-related work agreed to by CECONY and NYSPSC staff solely for the limited purpose of preserving the NYSPSC’s flexibility.

Paragraph 2 of FASB ASC 980-605 also indicates that the criteria in Paragraph 2 of FASB ASC 450-20-25 determine whether a provision for estimated refunds must be accrued. Paragraph 2 of FASB ASC 450-20-25 requires that a company record a liability for contingent refunds to customers when information available prior to issuance of the financial statements indicates that two conditions are met: both that (i) it is probable that a liability had been incurred at the date of the financial statements and (ii) the amount of loss can be reasonably estimated.

CECONY considers it probable that if the NYSPSC determined that, as a result of the company’s imprudence and illegal actions of former vendors and former company employees, work was not performed or there have been overcharges, it would require the company to refund revenues relating to expenditures. In the Form 10-K, the company indicated that: “The company is unable to estimate the amount, if any, of any such refund and, accordingly, has not established a regulatory liability for a refund.”

The NYSPSC consultant’s $21 million provisional assessment is not an estimate of a potential refund that the company would be required to make in the event of an imprudence determination. It is the consultant’s assessment, which CECONY has disputed, of the magnitude of potential transactions where the company may have been illegally or improperly charged for work performed for it by one of its contractors. Based on an examination of a limited number of the contractor’s projects, the NYSPSC’s consultant developed a methodology which was applied to data in CECONY’s purchasing systems for other such projects to identify populations of “at risk” transactions. The consultant has indicated that the methodology it used only provides an indication of potential problems.

The investigation was ongoing when the Form 10-K was filed. The company continues to provide information about its expenditures to the NYSPSC’s consultant, which continues to review the company’s expenditures.

Regulatory Assets and Liabilities, page 113

2.	Comment: Explain to us in detail how you have historically recovered pension and other postretirement costs. In this regard, please also explain to us how you concluded the probability of recovery threshold has been met pursuant to FASB ASC 980-715 with respect to the regulatory asset recorded for your unrecognized pension and other postretirement costs totaling $4,371 million as of December 31, 2010.

Response: Historically, Con Edison has recovered pension and other postretirement benefit (OPEB) costs from its utility subsidiaries’ customers in accordance with approved rate plans. The New York rate plans reflect the principles articulated in the “Statement of Policy and Order Concerning the Accounting and Ratemaking Treatment for Pensions and Postretirement Benefits Other Than Pensions”, adopted by the NYSPSC in 1993. The company recovers pension and OPEB costs in rates in three ways: (1) as operating expense in the form of projected accounting costs that are expected to be incurred during the rate period, (2) as operating expense in the form of an amortization of over-collection or under-collection of such costs during prior rate plans that were deferred for payment to, or recovery from, customers during the current rate plan (not applicable to New Jersey and Pennsylvania utilities, which comprise less than 2% of consolidated utility operating revenues), and (3) through a recovery for the depreciation expense of such costs previously capitalized in plant-in-service.

We have concluded that the probability threshold has been met pursuant to FASB ASC 980-715, because it is probable that future revenues in an amount at least equal to the regulatory asset will be recovered in rates. Con Edison has an established history of recovering its utility subsidiaries’ pension and OPEB costs in accordance with their approved rate plans. As indicated in Note A – Significant Accounting Policies – Pension and Other Postretirement Benefits: “ In accordance with the Statement of Policy issued by the NYSPSC and its current electric, gas and steam rate agreements, CECONY defers for payment to or recovery from customers the difference between such expenses and the amounts for such expenses reflected in rates. Generally, O&R also defers such difference pursuant to its rate plans.” The amortization of the regulatory asset is being reflected in rates over a period of not more than 20 years. The regulatory asset is amortized in proportion to the recognition of actuarial losses, prior service cost credits and transition obligations attributable to Con Edison’s defined benefit pension plan and OPEB plans, and the amortization method is consistent with the company’s recognition of net periodic benefit costs in accordance with FASB ASC 715-30 and FASB ASC 715-60.

Note E – Pension Benefits, page 116

3.	Comment: Refer to the net periodic benefit cost tables on page 116 and 121. Tell us what the line entitled “cost capitalized” represents. Further, explain to us how you concluded it was appropriate under GAAP to capitalize such a significant portion of your net periodic pension and postretirement benefit costs for the past three fiscal years. Tell us how and when these capitalized costs will be recovered in future rates. To the extent such capitalize costs related to construction work in progress, explain the relationship of the amount capitalized to the average CWIP.

Response: “Cost capitalized” refers to the portion of Con Edison’s utility subsidiaries’ pension and OPEB costs that instead of being charged to operating expense was capitalized. The amount of such costs that are capitalized, which is significant (ranging between 35% and 38% in recent years), was determined for each of Con Edison’s utility subsidiaries for each period by multiplying the utility’s pension and OPEB cost by the ratio of the utility’s construction labor costs to total labor costs. Initially the costs are capitalized in CWIP. When the associated asset is placed in service, this cost and all costs associated with the asset’s construction are transferred into utility plant. As indicated in Note A – Summary of Significant Accounting policies – Plant and Depreciation – Utility Plant: “The capitalized cost of additions to utility plant includes indirect costs such as engineering, supervision, payroll taxes, pensions, other benefits and an allowance for funds used during construction (AFDC).”

Accounting Standards Codification 360-10-30, Property, Plant and Equipment, indicates that the historical cost of acquiring an asset includes the costs necessarily incurred to bring it to the condition and location necessary for its intended use. In a capital-intensive industry such as utilities, wherein many of the assets of the company are self-constructed and self-installed, it would be expected that a large portion of the company labor would be devoted to capital projects and thus would have a significant portion of its net periodic pension and postretirement benefit costs charged to capital accounts. In addition, the NYSPSC Uniform Systems of Accounts provides for the charging to construction of all related overhead costs. Pensions and OPEBs, Payroll Taxes, and Health and Group Life Insurance costs incurred are capitalized along with all other appropriate indirect costs (e.g., contract administration and inspection, and engineering overheads) associated with a capital project.

When utility plant is placed in service, its capitalized cost is depreciated based on its estimated service life. Depreciation of utility plant in service is a recoverable cost of service reflected in the rates Con Edison’s utility subsidiaries charge their customers in accordance with their approved rate plans.

The amount capitalized is determined as described above and there is no relationship between the amount capitalized and average CWIP.

4.	Comment: We note your deferred pension costs have increased significantly in the fiscal year ended December 31, 2010 relative to what you are recovering in rates. Tell us how the difference between amounts recovered through rates and periodic pension expense calculated pursuant to FASB ASC 715-30 are probable of future rate recovery. In this regard, explain to us the mechanism and timing that these deferred pension costs will be recovered from rate payers.

Response: The significant increase in deferred pension costs results from the process used to establish rates. Estimated pension and OPEB costs are submitted for review during the course of rate plan proceedings that are conducted in advance of the periods in which the approved rates become effective. In recent years, actual net periodic benefit costs have been significantly higher than forecasted amounts due to significant changes in the market assumptions used in determining periodic benefit costs (e.g., discount rates, actual return on assets) between the time rates were determined for a given rate year and the time the expense was actuarially determined for that rate year.

We have concluded that the difference between amounts recovered through rates and periodic pension expense calculated pursuant to FASB ASC 715-30 are probable of future rate recovery because Con Edison has an established history of recovering its utility subsidiaries’ pension and OPEB costs in accordance with their approved rate plans. As indicated in Note A – Significant Accounting Policies – Pension and Other Postretirement Benefits: “ In accordance with the Statement of Policy issued by the NYSPSC and its current electric, gas and steam rate agreements, CECONY defers for payment to or recovery from customers the difference between such expenses and the amounts for such expenses reflected in rates. Generally, O&R also defers such difference pursuant to its rate plans.”

The mechanism and timing for recovery of deferred pension costs are determined pursuant to the rate plans approved by the NYSPSC, which reflect the collections of such costs through the amortization in rates of the regulatory asset generally over a period not exceeding five years.

5.	Comment: Please explain how you concluded your estimated long-term rate of return on pension plan assets of 8.5% is reasonable and consistent with the requirements of FASB ASC paragraph 715-30-35-47. In this regard, appropriate consideration should be given to the returns being earned by the historical mix of plan assets. Please summarize for us by asset class your actual aggregate long term return on pension plan assets and tell us what period over which such return has been calculated. Further, provide to us your historical return experience for the 10, 15, and 20-year periods ended December 31, 2010 by asset class. Lastly, tell us the utility industry average, or your peer group average, for the estimated long-term rate of return assumption for the year ended December 31, 2010, and tell us how your estimated rate of return assumption compares to comparable peer companies with comparable asset classes.

Response: FASB ASC 715-30-35-47 provides that:

“…the expected long-term rate of return on plan assets shall reflect the average rate of earnings expected on the funds invested or to be invested to provide for the benefits included in the projected benefit obligation. In estimating that rate, appropriate considerations shall be given to the returns being earned by the plan assets in the fund and the rates of return expected to be available for reinvestment.”

We develop our long-term annual return expectation for the plan’s assets through an overall asset liability study performed periodically with the assistance of the plan’s actuary. We review our expectation annually in the context of the plan’s most recent investment performance and financial market conditions. The plan’s actual return on assets for 2010 was 13.04% and returns for other periods are shown below. We completed our three most recent asset liability studies in 2007, 2003 and 1997. We began a new study in late 2010 and expect to complete it later this year.

The expected long-term annual rate of return on the plan’s assets is the weighted average of the arithmetic return expectations for the major asset classes at their policy target allocation. The development of the current assumed return (which was rounded to 8.5%) in the most recent asset liability study is shown in the following table:

Asset Class	Target Allocation	Expected Arithmetic Return - Passive	Incremental Return- Active	Weighted Return
Domestic Equity	47%	9.5%	0.21%	4.56%
International Equity	18%	9.8%	1.33%	2.00%
Fixed Income	27%	5.3%	0.07%	1.45%
Real Estate	8%	7.8%	n/a	0.62%

		8.28%	0.36%	8.63%

The long-term projected returns for the asset classes used in the most recent study embody 10 year and 20-year estimates provided by the plan’s consultant. These estimates incorporate assumptions about future inflation, historical and projected premiums for equity assets (domestic and international) and expectations of interest rate and credit spreads.

The table below presents the plan’s annualized returns as a whole (with the allocations then in effect) and by asset class for the 25 years ending December 31, 2010. Data on asset class returns for our plan are only available beginning with calendar year 1986.

Average Annual Return for Period Ending 12/31/10	Total Fund	Domestic Equity	Int’l Equity	Fixed Income	Real Estate
25 Years	9.61%	9.92%	11.91%	8.50%	6.55%

The table below presents the historical returns for the 10-, 15- and 20-year periods ending December 31, 2010 for the plan as a whole (with the allocations then in effect) and by asset class.

Average Annual Return for Period Ending 12/31/10	Total Fund	Domestic Equity	Int’l Equity	Fixed Income	Real Estate
10 Years	5.70%	5.19%	7.90%	6.53%	6.93%
15 Years	7.86%	8.87%	8.53%	6.90%	9.31%
20 Years	9.07%	11.00%	9.56%	7.89%	6.74%

The average expected return on assets for the twenty utility companies that comprise our compensation peer group was 8.12% for 2010 (calculated based on expected returns disclosed in the notes to the financial statements in the utility companies’ Form 10-K’s). Our plan has a target allocation to equity investments of 65%, which is higher than the average for our peer group. Our assumption for the expected long-term annual rate of return on the plan’s assets is 8.50%. Five of the twenty peer group utility companies have equity allocations of 60% or higher, and the expected returns for those five utility companies are: 8.75%, 8.75%, 8.5%, 8.0% and 7.0% (as disclosed in the notes to the financial statements in the utility companies’ Form 10-K’s). Based on our peer utility companies whose plan assets have a similar weighting in equities, we would conclude that our return assumptions are similar to theirs.

Definitive Proxy Statement on Schedule 14A of Consolidated Edison, Inc.

Proxy Card

6.	Comment: With respect to proposal 3, please revise to clarify that shareholders are voting for or against, or abstaining from voting on, the approval of executive compensation and not an advisory vote on executive compensation.

Response: The proxy card will be clarified for future annual meetings.

Con Edison acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your prompt consideration of our responses will be appreciated.

We are available to discuss our responses to your comments at any time. You may reach the undersigned at 212-460-3440 (hoglundr@coned.com; telecopy: 212-677-0601) or Robert Muccilo, Vice President and Controller at 212-460-4202 (muccilor@coned.com).

Very truly yours,

/s/ Robert Hoglund
Robert Hoglund Senior Vice President and
Chief Financial Officer

Cc:	David Schroeder, PricewaterhouseCoopers LLP